January 28, 2009

Via Edgar

Jim B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-1090

Re:      Financial Security Assurance Holdings Ltd.

Form 10-Q for the Quarterly Period Ended September 30, 2008

Filed November 17, 2008

File Number:  001-12644

Dear Mr. Rosenberg:

On January 14, 2009, Financial Security Assurance Holdings Ltd. (the “Company”) received a letter (the “January 14 Letter”) with comments from the Staff of the Securities and Exchange Commission (the “Staff”) on the Company’s quarterly report on Form 10-Q for the quarter ended September 30, 2008, filed November 17, 2008 (the “September Form 10-Q”).  The January 14 Letter made reference to (a) the November 12, 2008 letter from the Staff (the “November 12 Letter”) with comments on the Company’s annual report on Form 10-K for the year ended December 31, 2007 (the “2007 Form 10-K”), filed on March 20, 2008, and the quarterly report on Form 10-Q for the quarter ended June 30, 2008 (the “June Form 10-Q”), filed August 14, 2008, (b) the Company’s response to the November 12 Letter, dated December 11, 2008 (the “December 11 Letter”), and (c) the Company’s letter dated September 30, 2008 (the “September 30 Letter”), submitted in response to the August 29, 2008 letter from the Staff with comments on the 2007 Form 10-K and the June Form 10-Q.

The following is the Company’s response to the Staff’s comments contained in the January 14 Letter.  For your convenience, we have numbered our responses in accordance with that letter and restated the Staff’s comments. Capitalized terms used but not defined herein are used as defined in the 2007 Form 10-K and the September Form 10-Q.

Securities and Exchange Commission

January 28, 2009

Form 10-Q for the quarterly period ended September 30, 2008

3. Fair Value Measurement, page 8

1.         Please refer to your response to comment 16 in your September 30, 2008 letter.  Tell us the amount of day one gains that have been recognized during the current year excluding the transition adjustment.

Excluding the transition adjustment, pre-tax day one gains of $21.6 million were recognized during the year ended December 31, 2008.

Credit Default Swap Contracts, page 14

2.         Please refer to your response to comments one and two.  Please revise your disclosure to clarify that the underlying securities of the company’s CDS contracts are predominantly corporate obligations.  Please clarify that swaps backed by domestic RMBS and ABS of CDOs are less than one percent of the total CDS net part outstanding.

In response to the Staff’s comment, the Company will revise the disclosure under “Financial Instruments Carried at Fair Value—Credit Derivatives in the Insured Portfolio—Fair Value of CDS Contracts in which the Company Sells Protection—Determination of Current Exit Value Premium” in its “Fair Value Measurement” note to the Consolidated Financial Statements (the “Fair Value Measurement Note”) in Item 8 of its annual report on Form 10-K for the year ended December 31, 2008 (the “2008 Form 10-K”) to clarify that the underlying securities of the Company’s CDS contracts are predominantly corporate obligations and that swaps backed by domestic RMBS and ABS of CDOs are less than one percent of the total CDS net par outstanding, as follows:

The underlying securities of the Company’s CDS contracts are predominantly corporate obligations, specifically investment grade pooled corporate CDS, high yield pooled corporate CDS and collateralized loan obligations (“CLOs”).  The Company’s exposure to underlying securities such as those backed by domestic RMBS and ABS of CDOs was less than one percent of the total CDS net par outstanding as of December 31, 2008.

3.         Please refer to your response to comment four.  Please revise your disclosure to clarify that the index price that is used as a significant input in your valuation model includes a market correlation factor.

In response to the Staff’s comment, the Company will revise the disclosure under “Financial Instruments Carried at Fair Value—Credit Derivatives in the Insured Portfolio—Credit Default Swap Contracts” in the Fair Value Measurement Note in Item 8 of the 2008 Form

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January 28, 2009

10-K to clarify that the index price that is used in the valuation model includes a market correlation factor.

For your convenience, we have marked the disclosure provided below to show the changes from the disclosure provided in the September Form 10-Q:

Significant assumptions that, if changed, could result in materially different fair values include:

•    t~~T~~he assumed credit quality of the underlying referenced obligations,

•    the assumed credit spread attributable to credit risk of the underlying referenced obligations exclusive of funding costs,

•    the ~~appropriate~~ reference credit index used, which includes a market correlation factor for pooled corporate CDS contracts, and

•    ~~or~~the price source and credit spread attributable to the Company’s own credit risk ~~are significant assumptions that, if changed, could result in materially different fair values~~.

Market perceptions of credit deterioration of the underlying referenced obligation would result in an increase in the expected exit value (the amount required to be paid to exit the transaction due to wider credit spreads).

Fair Value of CDS Contracts in which the Company Sells Protection, page 15
Determination of Current Exit Value Premium, page 15

4.         Please refer to your response to comment six.  Please revise your disclosure to clarify that five years is the standard contract term and that quoted prices for shorter or longer terms are typically not available and, when available, are less reliable.

In response to the Staff’s comment, the Company will revise the disclosure under “Financial Instruments Carried at Fair Value—Credit Derivatives in the Insured Portfolio— Fair Value of CDS Contracts in which the Company Sells Protection—Determination of Current Exit Value Premium” in the Fair Value Measurement Note in Item 8 of the 2008 Form 10-K to clarify that five years is the standard contract term and that quoted prices for shorter or longer terms are typically not available and, when available, are less reliable.

For your convenience, we have marked the disclosure provided below to show the changes from the disclosure provided in the September Form 10-Q:

The Company calculates the non-collateral posting factor quarterly based in part on observable market inputs. In the market where transactions are

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January 28, 2009

executed, the Company has observed since the beginning of 2008 that when a collateral posting counterparty executes a CDS contract purchasing protection from a non-collateral posting counterparty, it will hold back a minimum of 20% of the CDS premium it charged to provide the CDS protection. The Company believes that the non-collateral posting factor has the effect of adjusting the fair value of these contracts for the Company’s credit quality in addition to adjusting the contract to a collateral posting basis. Accordingly, the Company adds to the 20% minimum an additional amount to reflect the market price of CDS protection on FSA. The Company estimated the additional amount as of December 31~~September 30~~, 2008 to be 50~~42~~% using an algorithm that uses as an input FSA’s current annual five-year CDS credit spread, which was approximately 1,421~~1,110~~ basis points as of December 31~~September 30~~, 2008. The Company uses the current five-year CDS credit spread based on its observation that the five-year instrument is the standard term for CDS contracts used to hedge counterparty credit risk.  Quoted prices for shorter or longer terms are typically not available and, when available, are less reliable.

 CDS of Funded CDOs and CLOs, page 20

5.         Please refer to your response to comment nine.  Please revise your disclosure to clarify that the external market participants are purchasers of CDS protection on Triple-A CLO risk and investors in Triple-A CLO Bonds.   In addition, it is still not clear why it is appropriate to price all of the Triple-A CDS contracts using the same Triple-A CLO rate.  Therefore, please clarify whether the credit spreads can vary on your Triple-A CDS contracts and if so, please revise your disclosure accordingly.

In response to the Staff’s comment, the Company will revise the disclosure under “Financial Instruments Carried at Fair Value—Credit Derivatives in the Insured Portfolio— Fair Value of CDS Contracts in which the Company Sells Protection—Investment-Grade Pooled Corporate CDS Contracts—CDS of Funded CDOs and CLOs” in the Fair Value Measurement Note in Item 8 of the 2008 Form 10-K to clarify that the external market participants are purchasers of CDS protection on Triple-A CLO risk and investors in Triple-A CLO Bonds, and why the Company believes it is appropriate to price all of the Triple-A CDS contracts using the same Triple-A CLO rate, including whether the credit spreads can vary on the Company’s Triple-A CDS contracts.

For your convenience, we have marked the disclosure provided below to show the changes from the disclosure provided in the September Form 10-Q:

The CDS protection of a CLO provided by the Company is priced to capture only the credit spread component, as the CDS writer is not providing funding for the CLO, only credit protection. The contracts on which the Company has provided credit protection are regularly evaluated to ascertain whether or not the original Triple-A credit rating is still considered appropriate.  The Company

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determines the exit value premium for all these CDS of CLO contracts in its portfolio that are rated Triple-A with reference to the Triple-A CLO Funded Rate, which ~~was 375 bps as of September 30, 2008~~ is currently the only regularly and frequently quoted rate observable in the market.  The Triple-A CLO Funded Rate was 500 bps as of December 31, 2008.  The Company applies a credit component factor to the Triple-A CLO Funded Rate as a means of estimating the fair value of its Triple-A rated contract, which only refers to the credit component. The credit and funding components were ~~have been considered consistent at~~ 50% each as of December 31, 2008. The components are determined judgmentally and can vary based on estimates provided to the Company by external market participants, specifically purchasers of CDS protection on Triple-A CLO risk and investors in Triple-A CLO bonds. ~~The credit component factor was 50% as of September 30, 2008.~~

Assets and Liabilities Measured at Fair Value on a Recurring Basis, page 23

6.         Please revise your disclosure to describe what the credit derivative assets represent.

In response to the Staff’s comment, the Company will add the following disclosure under the “Assets and Liabilities Measured at Fair Value on a Recurring Basis” table in “Financial Instruments Carried at Fair Value” in the Fair Value Measurement Note in Item 8 of the 2008 Form 10-K to describe what a credit derivative asset represents.

At December 31, 2008, approximately 97% or $296 million of the credit derivative asset in the “other assets: credit derivative” line item above represents the fair value of derivative contracts where the Company purchases protection on its CDS exposure.  The remaining 3% or approximately $9 million relates to the fair value of certain of the Company’s primary contracts (i.e., sold protection), where the fair value is in an asset position because the cash flows necessary to exit such contract, including the effect of the Company’s creditworthiness as determined by CDS referencing the Company’s principal insurance subsidiary, would be less than the contractual cash flows to be received. Reinsurance and direct derivative contracts, which call for contractual fees below (reinsurance) or in excess of (direct contracts) the current market price, represent a benefit to the Company and, accordingly, are accounted for as credit derivative assets.

To the extent that the assets are a result of the widening of your own credit spread related to your CDS fair value calculation, then please address the following:

a.   Disclose a numerical example that illustrates the concepts described in your response to explain what the credit derivative assets represent.

The following numerical example illustrates how the widening in the Company’s credit spread can result in a credit derivative asset.

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January 28, 2009

	Date of Origination	Current Balance Sheet Date
	basis points	basis points
Gross spread	50	90
Calibration factor	2	10
Subtotal	52	100
Non-collateral posting factor	10	70
FSA expected cash flows	42	30

As outlined in the response to comment 6, above, the expected cash flows at the date of origination of 42 basis points per annum are greater than the 30 basis points that a market participant would require the Company to pay at the current balance sheet date to exit the Company’s CDS obligation.  This produces a credit derivative asset equal to the positive difference in the annual fee of 12 basis points discounted over the weighted average remaining life of the contract.

The Company does not believe that including such a numerical example in its disclosure is currently relevant or necessary for an understanding of its business or results of operations, since only approximately 3% of the credit derivative asset results from the Company’s widening credit spread.  In the event that credit derivative assets resulting from the widening of the Company’s credit spread become more critical to the understanding of the financial statements, the Company will include a numerical example illustrating how credit derivative assets can arise as a result of a widening of the Company’s own credit spread under “Financial Instruments Carried at Fair Value—Credit Derivatives in the Insured Portfolio—Fair Value of CDS Contracts in which the Company Purchases Protection” in the Fair Value Measurement Note in Item 8 of the 2008 Form 10-K.

b.   Provide us with an analysis that demonstrates that the recognition of the credit derivative asset satisfies all three characteristics of an asset defined in paragraph 16 of Statements of Concepts 6.

Based on the guidance in Financial Accounting Standards Board Concepts Statement No. 6, “Elements of Financial Statements,” the Company believes that recognition of an asset is appropriate because: (1) the credit derivative asset represents a probable future benefit that contributes to future net cash inflows resulting from either (a) below market premiums to be paid for its purchased protection or (b) above market premiums to be received for direct credit protection sold; (2) the Company will obtain a benefit in terms of lower future derivative net cash outflows or greater net inflows; and (3) the event giving rise to the Company’s right to or control of the fair value benefit, namely the protection purchased at a below market rate or protection sold at an above market rate, has occurred.

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January 28, 2009

c.   Tell us how you considered that SFAS 157 does not require that financial assets (as opposed to financial liabilities) be assumed to be transferred to an entity with the same credit risk as the company.

The Company’s credit derivative assets are calculated based on expected cash flows and the amount that a market participant, with a similar credit standing to that of the Company, would pay for these cash flows. In the absence of a principal market, SFAS 157 requires the Company to look at the most advantageous market, which in the Company case would be a market comprised of participants who have an economic incentive to purchase rights to these cash flows (i.e., a participant with similar credit standing to that of the Company as to assume a buyer with a lower credit standing would artificially inflate the value of the assets and a participant with a higher credit standing would not be a participant in the most advantageous market for us).

d.   Tell us the SFAS 157 market participants (i.e. those with the same credit risk as you or those rated higher) to whom you assume that the instrument will be transferred in determining the fair value of the asset.  Explain the rationale for this assumption.  It appears that if the company attempted to transfer these instruments to higher rated companies, the premium currently charged likely would be inadequate and therefore the company would have to pay a fee to rather than receive a fee from the buyer.

Just as the Company presumes a hypothetical market for its CDS positions, it assumes a hypothetical SFAS No. 157, “Fair Value Measurements,” market participant with credit risk equal to the Company    If the Company transferred a CDS to a higher rated company, the Company would incur an incremental fee, as the Staff notes. The Company’s CDS spread, however, is currently the lowest among participants in the hypothetical market.

e.   Help us understand whether, under the contractual terms of your credit default swaps, you can collect premiums from the protection buyer in situations where it appears, from credit spread widening or otherwise, that you may be unable to stand ready to perform.

In a CDS transaction, the protection buyer enters into an ISDA CDS with a credit protection trust (“CPT”) that is an affiliate of FSA and FSA issues a policy that guarantees the scheduled payments the CPT owes the protection buyer under the CDS.  FSA is entitled to collect premium from the protection buyer so long as the CDS is in place.  The protection buyer does not have the right to terminate the CDS in situations where it appears, from credit spread widening or otherwise, that FSA may be unable to stand ready to perform, unless one or more of a limited number of events has occurred and is continuing.

The protection buyer has the right to terminate the CDS for events of default where any one of the following events has occurred and is continuing (each, an “FSA Event of Default”):

•    FSA fails to make a payment required under the policy in accordance with its terms;

•    FSA (A) files any petition or commences any case or proceeding under any provision or chapter of the federal Bankruptcy Code, Title 11 of the United States Code, as amended (the “Bankruptcy Code”) or any other similar federal or state law relating to insolvency, bankruptcy, rehabilitation, liquidation or reorganization, (B) makes a general assignment for the benefit of its creditors, or (C) has an order for relief entered against it under the Bankruptcy Code or any other similar federal or state law relating to insolvency, bankruptcy, rehabilitation, liquidation or reorganization which is final and nonappealable; and

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•    a court of competent jurisdiction, the New York Department of Insurance or other competent regulatory authority enters a final and nonappealable order, judgment or decree (1) appointing a custodian, trustee, agent, rehabilitator, liquidator or receiver for FSA or for all or any material portion of its property or (2) authorizing the taking of possession by a custodian, trustee, agent, rehabilitator, liquidator or receiver of FSA (or the taking of possession of all or any material portion of the property of FSA).

In addition, the protection buyer may also terminate the CDS in either of the following limited circumstances:

•    if making or receiving a payment in respect of the CDS, complying with any other material provision of the CDS, or performing an obligation under a credit support document relating to the CDS becomes illegal due to the adoption or change in applicable law or interpretation thereof, and the protection buyer cannot avoid such illegality by transferring the CDS to another office or to an affiliate; or

•    if due to any action by a taxing authority, or brought in a court of competent jurisdiction or a change in tax law, on the next scheduled payment date the protection buyer will (or there is a substantial likelihood that it will) (A) be required to pay the CPT an additional amount in respect of a tax that is indemnified under the terms of the CDS or (B) receive a payment from which an amount must be deducted or withheld for on account of a tax, and (1) the protection buyer cannot avoid such tax by transferring the CDS to another office or to an affiliate and (2) the CPT does not agree to gross up the payments to the protection buyer in respect of the tax.

f.    Describe all of the protection buyer’s termination rights including whether the protection buyer can terminate the contract if it appears that you will be unable to stand ready to perform.

The protection buyer’s termination rights are limited.  Please see the response to comment 6(e).

****

In connection with its response to the Staff’s comments, the Company acknowledges that:

•    the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•    Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

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•    the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any comments or questions regarding the Company’s responses to the Staff’s comments on the September Form 10-Q to the undersigned at the above address and phone number or via e-mail at JSimon@FSA.com.

Respectfully submitted,

/s/ JOSEPH W. SIMON

Joseph W. Simon
Chief Financial Officer and Managing Director